August 10, 2020	TSX.V - GIGA

Giga Metals engages 6ix communications

(Vancouver) - Mark Jarvis, CEO of Giga Metals Corp. (TSX.V - GIGA), announced today that the Company has entered into a corporate awareness agreement with 6ix Inc., based in Toronto. 6ix Inc. are providers of a digital technology platform designed around the unique capital markets needs of investors, analysts, and companies. Specifically, 6ix's platform gives Giga Metals the capabilities to host live, interactive, Virtual Investment Summits hosted over the internet through video. These summits will be promoted through ad, social, and email distribution channels. The cost of the campaign is CDN $6,300 per month for three months and then renewable thereafter.

"Renewed interest by Elon Musk at Tesla and by other major auto makers in Nickel as the critical material for the rapidly expanding Electric Vehicle market has led to an uptick in interest in our project by both investors and strategics," said Mr. Jarvis.  "The time is right to expand awareness of our Company and our Turnagain nickel/cobalt project, one of the largest, ethically sourced, nickel sulphide deposits globally. It is our aim to develop a carbon neutral mine through carbon sequestration under study in conjunction with the University of British Columbia."

On behalf of the Board of Directors

"Mark Jarvis"

Mark Jarvis, CEO
GIGA METALS CORPORATION

Tel - 604-681-2300

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Suite 203 - 700 West Pender St., Vancouver, BC, Canada V6C 1G8

T: 604-681-2300        E: info@gigametals.com      W: www.gigametals.com